EXHIBIT 99.1

Annual General Meeting to be held on May 8, 2025

Notice of Annual General Meeting of Shareholders

and

Information Circular

March 21, 2025

VOX ROYALTY CORP.

1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date	Thursday, May 8, 2025
Time:	11:00 a.m. Eastern Daylight Time (“EDT”)
Live Webcast:	https://web.lumiagm.com/211753219
Password:	vox2025

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Vox Royalty Corp. (the “Company”) will be conducted via live webcast for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2024, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Ernst & Young LLP, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor; and

4.	to transact such other business as may properly be put before the Meeting.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to Odyssey Trust Company (“Odyssey”) no later than 11:00 a.m. (EDT) on May 6, 2025 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

Odyssey Trust Company

Attention: Proxy Department

Trader’s Bank Building

702 – 67 Yonge Street

Toronto ON M5E 1J8

Canada

Voting by Internet Before the Meeting. Enter the 12-character control number printed on the form of proxy at https://vote.odysseytrust.com. If you do not have your control number, please contact Odyssey by telephone at: 1-587-885-0960 (all regions); US & Canada (toll-free): 1-888-290-1175; or via email at shareholders@odysseytrust.com.

A Non-Registered Holder should follow the instructions included on the voting instruction form provided.

The Management Information Circular provides further information on how to vote your shares in the Company.

You are entitled to vote at the Meeting if you were a shareholder as of the close of business on March 20, 2025.

Registered shareholders and duly appointed proxyholders can participate in and listen to the presentation, vote and submit questions during the Meeting by visiting the following URL: https://web.lumiagm.com/211753219.

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NOTICE AND ACCESS

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of this Notice of Annual Meeting of Shareholders, the management information circular (the “Circular”), the Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2024 and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2024 together with the auditor’s report thereon and other meeting materials (the “2024 MD&A and Financials”) may be found on SEDAR+ at www.sedarplus.ca, via the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at the SEC’s website www.sec.gov and also on the Company’s website at www.voxroyalty.com. Shareholders are reminded to review the Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may request paper copies of the Circular and the 2024 MD&A and Financials be sent to them by postal delivery at no cost to them. In order for holders to receive a paper copy of the meeting materials or if you have questions concerning notice-and-access, please contact the Company’s transfer agent and registrar, Odyssey, via https://odysseytrust.com/ca-en/help/, by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America), or by e-mail at shareholders@odysseytrust.com.

Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than April 23, 2025, in order to receive paper copies of the meeting materials in time to vote before the Meeting. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Company’s website for one year from the date of posting.

DATED this 21st day of March 2025

ON BEHALF OF THE BOARD

(signed) “Kyle Floyd”

Kyle Floyd

Chief Executive Officer

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VOX ROYALTY CORP.

1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA

INFORMATION CIRCULAR

(as of March 21, 2025, except as otherwise indicated)

Solicitation of Proxies

This management information circular (the “Circular”) dated as of March 21, 2025 and accompanying form of proxy are furnished in connection with the solicitation, by management of Vox Royalty Corp. (“we”, “us”, “our”, the “Company” or “Vox”), of proxies to be used at the annual general meeting of the holders (the “Shareholders”) of common shares (“Shares”) of the Company (the “Meeting”) referred to in the accompanying Notice of Annual General Meeting (the “Notice”) to be held on May 8, 2025 at 11:00 a.m. (EDT) for the purposes set forth in the Notice. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided below. See “Voting Information” below.

The solicitation will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the Meeting Materials (as defined below), but proxies may also be solicited personally or by telephone by directors and/or officers of the Company. The cost of solicitation by management will be borne by the Company.

Pursuant to National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54‑101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Shares. The cost of any such solicitation will be borne by the Company.

Record Date

Shareholders of record at the close of business on March 20, 2025, are entitled to receive notice of and attend the Meeting and are entitled to one vote for each Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

Meeting Information

The Meeting will be held on May 8, 2025, at 11:00 a.m. (EDT) virtually via live audio webcast online at https://web.lumiagm.com/211753219. The meeting ID is 211753219 and password vox2025. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Non-registered Shareholders (“Non-Registered Holders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will not be able to vote at the Meeting. See “Voting Information” below.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all the requirements set out below under “Voting Information”. Non-Registered Holders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Voting Information – Voting at the Meeting” below.

Voting Information

Shareholders may vote before the Meeting or vote at the Meeting, as described below.

1. Voting Before the Meeting

Appointment of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the accompanying form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the accompanying form of proxy. The additional registration step outlined below under “Voting at the Meeting – Appointment of a Third Party as Proxy” must also be followed. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

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A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to Odyssey Trust Company (“Odyssey”) no later than 11:00 a.m. (EDT) on May 6, 2025 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered Shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

Odyssey Trust Company

Attention: Proxy Department

Trader’s Bank Building

702 – 67 Yonge Street

Toronto ON M5E 1J8

Canada

Voting by Internet Before the Meeting. Enter the 12-character control number printed on the form of proxy at https://vote.odysseytrust.com. If you do not have your control number, please contact Odyssey by telephone at: 1-587-885-0960 (all regions); US & Canada (toll-free): 1-888-290-1175; or via email at shareholders@odysseytrust.com.

A Non-Registered Holder should follow the instructions included on the voting instruction form (“VIF”) provided by his/her/its Intermediary (as defined below).

Revocation of Proxies

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph and below under “Voting at the Meeting”, the giving of a proxy will not affect the right of a Shareholder to attend, and vote at, the Meeting.

A proxy may be revoked by (a) depositing an instrument in writing, including another completed form of proxy, executed by such Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Company, located at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, Canada, at any time prior to 5:00 p.m. (EDT) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

If you have followed the process for attending and voting at the Meeting online (see below under “Voting at the Meeting”), voting at the Meeting online will revoke your previous proxy.

Notice-and-Access

The Company has elected to use the notice-and-access provisions under NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of the Notice of Annual Meeting of Shareholders, this Circular, the Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2024 and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2024 together with the auditor’s report thereon and other Meeting Materials (the “2024 MD&A and Financials”) may be found on SEDAR+ at www.sedarplus.ca, via the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at the SEC’s website www.sec.gov and also on the Company’s website at www.voxroyalty.com. Shareholders are reminded to review this Circular before voting.

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Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a VIF (if you are a Non-Registered Holder).

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may request paper copies of this Circular and 2024 MD&A and Financials be sent to them by postal delivery at no cost to them. In order for holders to receive a paper copy of the meeting materials or if you have questions concerning notice-and-access, please contact the Company’s transfer agent and registrar, Odyssey, via https://odysseytrust.com/ca-en/help/, by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America), or by e-mail at shareholders@odysseytrust.com.

Any Shareholder wishing to obtain a paper copy of the Meeting Materials should submit their request no later than April 23, 2025, in order to receive paper copies of the Meeting Materials in time to vote before the Meeting. Under the Notice-and-Access Provisions, Meeting Materials will be available for viewing on the Company’s website for one year from the date of posting.

Non‑Registered Holders

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Holder are registered either:

A.

in the name of an intermediary (each, an “Intermediary” and collectively, the “Intermediaries”) that the Non‑Registered Holder deals with, in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self‑administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

B.	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54‑101, the Company has distributed copies of the form of proxy and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non‑Registered Holders unless a Non‑Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non‑Registered Holders.

Generally, a Non‑Registered Holder who has not waived the right to receive Meeting Materials will receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Non‑Registered Holders to direct the voting of the Shares they beneficially own. Non‑Registered Holders should follow the procedures set out below, in addition, if applicable, to the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”, depending on the type of form they receive:

(1)

Voting Instruction Form. In most cases, a Non‑Registered Holder will receive, as part of the Meeting Materials, a VIF. If the Non‑Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf) but wishes to direct the voting of the Shares they beneficially own, the VIF must be submitted by mail, or over the internet in accordance with the directions on the form. If a Non‑Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non‑Registered Holder’s behalf), the Non‑Registered Holder must appoint themselves in advance of the proxy cut-off date.

or

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(2)

Form of Proxy. Less frequently, a Non‑Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non‑Registered Holder, but which is otherwise uncompleted. If the Non‑Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non‑Registered Holder’s behalf) but wishes to direct the voting of the Shares they beneficially own, the Non‑Registered Holder must complete the form of proxy and submit it to Odyssey as described above. If a Non‑Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non‑Registered Holder must strike out the persons named in the proxy and insert the Non‑Registered Holder’s (or such other person’s) name in the blank space provided.

In either case, Non‑Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the VIF is to be delivered. In addition, if applicable, Non-Registered Holders should follow the procedures set out below under “Appointment of a Third Party as Proxy”.

A Non‑Registered Holder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary in accordance with the instructions received from the Intermediary, except that an Intermediary may not act on a revocation of a VIF or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary in sufficient time prior to the Meeting.

A Non‑Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Company is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Company uses and pays Intermediaries and agents to send the Meeting Materials. The Company also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

The Meeting Materials are being sent to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent sent the Meeting Materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

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•

Step 1: Submit your proxy or voting instruction form: To appoint a third-party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

•

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 11:00am (Eastern) on May 6, 2025 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a beneficial shareholder and wish to attend, participate or vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “Voting at the Meeting”.

Exercise of Discretion by Proxies

Shares represented by properly executed proxies in favour of the persons named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Shares represented thereby, such Shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Company assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Company and the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Company and the directors should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

2. Voting at the Meeting

The Meeting will be hosted virtually via live audio webcast at:

Link: https://web.lumiagm.com/211753219

Password: vox2025

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://web.lumiagm.com/211753219 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number”.
3.	Enter your 12-digit control number (on your proxy form).
4.	Enter the password: vox2025 (case sensitive).
5.	When the ballot is opened simply select your voting direction from the options shown on screen Once the polls are closed your vote will be tabulated.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided in the form of proxy or VIF.
2.	Sign it and follow the voting deadline and submission instructions on the VIF.
3.	Obtain a username from Odyssey by email via appointee@odysseytrust.com.
4.	Type in https://web.lumiagm.com/211753219 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number”.
6.	Enter the username provided by Odyssey.
7.	Enter the password: vox2025 (case sensitive).
8.	When the ballot is opened simply select your voting direction from the options shown on screen Once the polls are closed your vote will be tabulated.

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Legal Proxy – US Beneficial Shareholders

If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend and participate at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 11:00am (Eastern) on May 6, 2025.

How do I attend and participate at the Meeting?

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including voting and asking questions at the Meeting), shareholders must have a valid username.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/211753219. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

• Registered shareholders: The control number located in the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is vox2025 (case sensitive). If as a registered shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.

• Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is vox2025 (case sensitive). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial shareholders who have not duly appointed themselves as proxyholders will (be able to attend the meeting as a guest but not be able to participate or vote at the Meeting) (not be able to attend, participate or vote at the Meeting). Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including beneficial shareholders who wish to appoint themselves as proxyholders to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy” above.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a nonregistered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email.

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://web.lumiagm.com/211753219 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.
2.	Click on “I am a Guest”.

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If you have any questions or require further information with regard to voting your Shares, please contact Odyssey at shareholders@odysseytrust.com.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences, if you wish to do so. It is your responsibility to ensure connectivity for the duration of the Meeting. You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.

GENERAL INFORMATION

The information contained herein is provided as of March 21, 2025, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Vox or the management of Vox.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars. All references to “$” are to United States dollars and all references to “C$” are to Canadian dollars.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares. As of the date of this Circular, there were 50,754,138 issued and outstanding Shares.

Shareholders registered as of March 20, 2025, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must deliver their Proxies at the place and within the time set forth in the notes to the proxy to entitle the person appointed by the proxy to attend and vote.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024, and the report of the independent auditors thereon will be presented at the Meeting. The 2024 MD&A and Financials were sent to all Shareholders who have requested a copy. The 2024 MD&A and Financials are also available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.voxroyalty.com.

Election of Directors

Proposed Management Nominees for Election to the Board

The number of persons to be elected at the Meeting as directors of the board of the Company (the “Board”) is five. The directors of the Board are elected annually and hold office until the next annual meeting of the Shareholders or until their successors are elected or until such director’s earlier death, resignation or removal. The management of Vox proposes to nominate the persons listed below for election as directors of Vox to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of Vox will be voted for the nominees listed in this Circular.

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the five persons being nominated at the Meeting for election as directors of the Company. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. Information regarding Shares owned by each director is presented to the best knowledge of management of the Company and has been furnished to management of the Company by such directors.

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The enclosed form of proxy permits Shareholders to vote for each nominee on an individual basis.

Each director will be elected if the affirmative vote of the majority of the Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of each director election resolution.

Unless the Shareholder specifies in the enclosed form of proxy that the Shares represented by the proxy are to be withheld from voting in the election of directors, the persons named in the form of proxy shall vote the Shares represented by the proxy in favour of the election of the persons whose names are set forth below.

The Board unanimously recommends that Shareholders vote FOR the nominees set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

Advance Notice Provisions

Section 10 of the Company’s By-Law No. 1 contains advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made: (i) in the case of an annual general meeting of Shareholders (which includes an annual and special meeting), not later than 30 days before the meeting date; (ii) in the case of an annual and general meeting held on a date that is less than 50 days after the first public announcement of the meeting date (the “Notice Date”), not later than 10 days following the Notice Date; and (iii) in the case of a special meeting (which is not also an annual general meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than 15 days following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also sets forth the information that a Shareholder must include in the notice to the Company. The Advance Notice Provisions can be found in the Company’s By-Law No. 1 available on SEDAR+ at www.sedarplus.ca and on the Company’s web site at www.voxroyalty.com. No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below.

KYLE FLOYD	Principal Occupation During Past 5 Years and Biographical Information
Colorado, United States of America Director Since: May 2020 NOT INDEPENDENT

Mr. Floyd is the founder, Chairman and CEO of Vox. Mr. Floyd created the concept, built the team and raised the capital required to commence Vox’s operations as a metal royalty company. Mr. Floyd is responsible for general operational and strategic direction of the business. Prior to Vox, Mr. Floyd held the position of Vice President – Practice Lead of the global mining investment banking department at ROTH Capital Partners. During his time at the company, Mr. Floyd led the international OTCQX and cross border listing advisory group and led business development execution on all mining transactions, ultimately financing and advising nearly $1 billion over more than 60 transactions including M&A assignments, private placements of debt and equity, IPOs and follow-up offerings. Mr. Floyd holds a Bachelor of Business in Corporate Finance from the University of Washington (Cum Laude) and attended the Master of Science program in Mineral Economics from Colorado School of Mines.

2024-2025 Board/Committee Membership	Other Public Directorships
Board Environmental, Social, Governance & Nominating (“ESGN”) Investment	N/A
Number of Shares Beneficially Owned, Controlled or Directed	2,887,493

ROB SCKALOR	Principal Occupation During Past 5 Years and Biographical Information
Florida, United States of America Director Since: May 2020 INDEPENDENT

Mr. Sckalor is co-founder and President of Capital Instincts, where he oversees the company’s worldwide operations trading and investing in various European, Asian and North American equity markets. Mr. Sckalor is one of the founding investors of Vox and was extensively involved in its day-to-day business operations as a private company, including human resources management, capital raises and corporate governance. Mr. Sckalor has also been a director of Creedence Medical Systems, a private Delaware company based in Silicon Valley, since 2015. At Creedence Medical Systems, Mr. Sckalor has been instrumentally involved in multiple financings and serviced on the Audit Committee for the Board of Directors (the “Audit Committee”). In addition, from 2017 to 2019, Mr. Sckalor was also a director of Titan Minerals and was involved in multiple financings and the acquisition of Andina Resources by the company. Mr. Sckalor is also a Director of Best Bev LLC, a beverage packaging and bottling company; Wherehouse Beverage, a beverage brand company, CurENT Group, an entertainment services company and Nova, a concierge membership travel company. Prior to holding the aforementioned positions, Mr. Sckalor was the General Counsel and a Director at Liquid Capital Markets London from 2001 to 2003, where he helped build the company into the largest fixed income and derivative market maker in Europe; and previously acted as General Counsel to IDEAglobal, a Singapore and London based financial services company. Mr. Sckalor has served on numerous not for profit Boards over the last 30 years.

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2024-2025 Board/Committee Membership	Other Public Directorships
Board Audit Compensation ESGN Investment	N/A
Number of Shares Beneficially Owned, Controlled or Directed	4,994,512(1)

ALASTAIR MCINTYRE	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: May 2020 INDEPENDENT

Mr. McIntyre is an accomplished metals and mining executive with senior management expertise through roles in the public markets, leading natural resources banks including Scotiabank, Natixis and Landsbanki (in Toronto, New York, Sydney, and Hong Kong) where he executed hundreds of structured deals in multiple currencies, metals, and products for metal producers and consumers in North and South America, Africa, Australia and Asia. In addition, Mr. McIntyre has held numerous capital market and technical advisory roles, including Senior Managing Director at Behre Dolbear Capital, responsible for providing support for numerous M&A transactions and IPO’s on the Hong Kong Stock Exchange (HKSE) and was lead commercial advisor to the HKSE in their acquisition of the London Metal Exchange. Prior to finance, Alastair held a senior role in gold refining at the Royal Canadian Mint and worked as an exploration and underground mine geologist in Atlantic Canada. Mr. McIntyre currently serves as President, Chief Executive Officer and director of Altiplano Metals Inc. Mr. McIntyre holds MAusIMM CP (Man) and P. Geo (Limited) professional accreditations and has earned a BSc (Geology) and a B. Comm. (Bus Admin and Economics) from Dalhousie University in Halifax.

2024-2025 Board/Committee Membership	Other Public Directorships
Board Audit Compensation ESGN Investment	Altiplano Metals Inc.
Number of Shares Beneficially Owned, Controlled or Directed	27,190

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DONOVAN POLLITT	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: April 2023 INDEPENDENT

Mr. Pollitt is a mining industry consultant with over 20 years of extensive technical and operations experience. He is currently the President of Pollitt Mining, a consultancy to mining companies, private equity and institutional investors. Previously, Mr. Pollitt was President and Chief Executive Officer at Wesdome Gold Mines Ltd. Mr. Pollitt holds a Bachelor of Applied Science degree in Mining Engineering from the University of Toronto, an MBA from MIT Sloan School of Management, is a Professional Engineer in Ontario and a CFA Charterholder.

2024-2025 Board/Committee Membership	Other Public Directorships
Board Audit Compensation ESGN Investment	N/A
Number of Shares Beneficially Owned, Controlled or Directed	80,500

SHANNON MCCRAE	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Dirctor Since: May 2024 INDEPENDENT

Ms. McCrae, a Canadian, is a seasoned professional geologist and mining executive with more than 25 years of experience in the resources industry, having held senior executive positions at Barrick Gold and De Beers Canada. Her expertise spans from early-stage exploration activities, with a track record of driving economic discoveries, to mine sites in a number of leading mining jurisdictions. She also serves as a board member of Probe Gold, Fuerte Metals and Gold Fields and was previously a NED of Boart Longyear. Ms. McCrae holds the P. Geo and ICD.D professional accreditations and earned a BSc (Geology) from Western University.

2024-2025 Board/Committee Membership	Other Public Directorships
Board ESGN Investment	Fuerte Metals Corporation Gold Fields Limited Probe Gold Inc.
Number of Shares Beneficially Owned, Controlled or Directed	7,452

Note:

(1)

Rob Sckalor’s Shares are held personally and through Rufus Dufus, LLC, CIUSVI 401K Plan, and through CIUSVI, LLC which he jointly controls with another shareholder. Though CIUSVI, LLC, Rob Sckalor and another shareholder jointly control 1,656,841 Shares. For the purpose of the above, 50% of the Shares (being 828,421 Shares) held by CIUSVI, LLC have been allocated to Rob Sckalor. Mr. Sckalor also holds 148,712 Shares personally, controls 1,627,486 Shares through Rufus Dufus, LLC, and indirectly controls 2,389,893 Shares through CIUSVI 401K Plan. To calculate the above figure the following formula was used: 148,712 + 1,627,486 + 2,389,893 + (1,656,841 * 0.5) = 4,994,512.

Corporate Cease Trade Orders or Bankruptcies

No proposed director within 10 years before the date of this Circular, has been, a director, officer or Promoter of any person or company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Penalties or Sanctions

No proposed director has:

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for a proposed director.

Personal Bankruptcies

No proposed director has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditor

On March 9, 2022, Ernst & Young LLP (“E&Y”) was first appointed by the Board, upon unanimous recommendation of the Audit Committee of the Board (the “Audit Committee”), as the auditor of the Company.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution appointing E&Y as auditor of Vox for the following year, and to authorize the Board to fix the remuneration of said auditor for such year, as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the appointment of Ernst & Young LLP, as auditor of Vox, to hold office until the next annual meeting of Shareholders, is hereby approved; and

2.	the Board is hereby authorized to fix the remuneration of the auditor so appointed.”

The appointment of E&Y will be approved if the affirmative vote of the majority of the Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of the resolution.

The Board unanimously recommends that Shareholders vote FOR the resolution approving the appointment of the auditor of Vox. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the ordinary resolution to approve the appointment of the auditor of Vox.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

In this section “Named Executive Officer” or “NEO” means: (a) the Chief Executive Officer (“CEO”); (b) the Chief Financial Officer (“CFO”); and (c) each of the three most highly compensated executive officers other than the CEO and CFO. As of December 31, 2024, the Company had four NEOs, namely Kyle Floyd, CEO, Pascal Attard, CFO, Spencer Cole, Chief Investment Officer (“CIO”), and Riaan Esterhuizen, Executive Vice President – Australia (“EVP – Australia”).

Compensation Governance and Objectives

The Board has appointed the Compensation Committee, which as of the date of this circular is comprised of Rob Sckalor (Chair), Alastair McIntyre, and Donovan Pollitt, all of whom are independent directors within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”). The Compensation Committee is responsible for carrying out the Board’s oversight responsibility for (i) overseeing the Company’s human resources and compensation policies and processes, (ii) demonstrating to the Shareholders that the compensation of the directors of the Company who are also employees of the Company is recommended by directors who have no personal interest in the outcome of decisions of the Compensation Committee and who will have due regard to the interests of all of the Shareholders, (iii) ensuring that the strategic direction of the Company is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. With respect to compensation issues, the charter of the Compensation Committee provides that its responsibilities will include reviewing and making recommendations to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; (iv) establishing and monitoring performance criteria for performance-based compensation for the Company’s senior executive officers; and (v) Board compensation matters, including compensation of both independent and non-independent members of the Board.

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When reviewing NEO compensation, the Compensation Committee takes into consideration the following objectives: (a) recruiting and retaining NEO’s that are critical to the success of the Company; (b) providing fair and competitive compensation; (c) balancing the interests of the management and the Shareholders; (d) motivating NEO’s to deliver strong business performance, both on an individual basis and with respect to the business of the Company in general; and (e) ensuring the executive compensation program is straightforward to communicate and administer.

In order to ensure an objective process for determining compensation, in addition to carrying out the responsibilities noted above, the Compensation Committee also reviews independent materials such as market data reports and makes recommendations for compensation for executives based upon market competitive levels. In addition, the Compensation Committee may consult with outside independent compensation advisory firms if it deems advisable.

A copy of the Compensation Committee charter is available on the Company’s website at www.voxroyalty.com.

Compensation Risk

The Compensation Committee has within its mandate an obligation to identify on an annual basis the risks, if any, arising from the Company’s compensation policies and practices. The Compensation Committee will consider the implications of the identified risks, the degree to which the Company’s compensation policies encourage or may be perceived to encourage the taking of inappropriate or excessive risks and will identify any risks that may reasonably lead to a material adverse effect on the Company. In carrying out the analysis, the Compensation Committee will have regard to: (i) the extent to which compensation policies or practices deviate within the Company, from one business unit to another or between members of senior management; (ii) the extent to which risk management and regulatory compliance form part of the performance metrics used to determine compensation; (iii) overall compensation expenses relative to corporate revenues; (iv) whether or not the Company’s compensation policies provide for a maximum benefit or payout limit; (v) the relationship between long-term organizational goals and short-term compensation mechanisms; and (vi) the degree to which compensation plans containing performance goals are weighted towards short-term rather than long-term corporate objectives.

In connection with the identification of any risks associated with the compensation policies and practices of the Company, the Compensation Committee will recommend to the Board the adoption of practices that will assist in the identification and mitigation of any risks associated with the compensation policies and practices of the Compensation Committee.

As of the date of this Circular, the Board had not identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Independent Compensation Advisor

The Compensation Committee has the authority to retain and receive advice from compensation consultants or advisors to carry out its duties. As part of its 2023 and 2024 annual review, the Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”) as an independent compensation advisor with a mandate to review and make recommendations regarding the Company’s compensation arrangements for its executive team and to recommend changes to align pay elements and strategy with both current market practices and the Company’s long-term business strategy. The reports containing Lane Caputo’s recommendations, which benchmarks and compares the Company’s executive compensation arrangements against those of a select group of peer group companies, was used by the Compensation Committee to guide and assist it in determining the compensation arrangements with its executive team, including the annual base salaries, and their recommendations were used to guide and assist in determining the bonuses and equity-based compensation for the executive team.

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The following table illustrates the aggregate fees billed by Lane Caputo for services provided during the two most recently completed financial years:

Nature of Fee	2024	2023
Executive Compensation-Related Fees	C$24,000	C$54,000
All Other Fees	C$Nil	C$Nil

Elements of Compensation

The Company’s compensation program is comprised of: (a) a base salary; (b) a short-term incentive award in the form of cash bonuses; and (c) a long-term incentive award in the form of equity plan awards. Each component of the Company’s compensation program is addressed below.

In establishing levels of compensation, the Compensation Committee considers the NEO’s performance, level of expertise, responsibilities, length of service to the Company, and comparable levels of remuneration paid to executive officers of the Company’s peer group as well as the financial and other resources of the Company.

Lane Caputo performed a compensation review comparing the Company’s compensation levels relative to the Board-approved peer group of sixteen publicly traded mining companies in the fourth quarter of 2024. Five royalty and streaming companies were included in the peer group, representing the companies most closely aligned to the Company in terms of the fundamental market in which the Company competes. Although not an exact fit operationally, mining operator peers were included to round out the peer group as industry comparables subject to the same commodity cycles. The companies listed below were selected in part based on their size, structure and operating countries.

The peer group of sixteen companies included:

Royalty and Streaming		Mining
•	Altius Minerals Corporation	•	Ascot Resources Ltd.	•	Liberty Gold Corp.
•	Elemental Altus Royalties Corp.	•	Discovery Silver Corp.	•	Perpetua Resources Corp.
•	EMX Royalty Corp.	•	First Mining Gold Corp.	•	Probe Gold Inc.
•	Gold Royalty Corp.	•	Fury Gold Mines Limited	•	Skeena Resources Limited
•	Metalla Royalty & Streaming Ltd.	•	GoGold Resources Inc.	•	Troilus Gold Corp.
				•	Western Copper & Gold Corp.

Base Salaries

The base salaries or management fee arrangements and benefits paid to the NEOs are not based on any specific formula. A preliminary base salary for each executive is established following a review of market data for similar positions. Actual proposed base salaries for executives are recommended by the Compensation Committee based upon market competitive salary levels, an assessment of an executive’s performance and the Company’s performance during the year, the financial capacity of the Company, the scope of the executive’s responsibilities for the year, the executive’s prior experience and retention risk referencing the competitive nature of the mining industry. In 2024, NEO annual base salaries were as follows (effective from January 1, 2024):

Name and Position	2024 Annual Base Salary ($)
Kyle Floyd CEO	$480,000
Pascal Attard CFO	$295,000
Spencer Cole CIO	$350,000
Riaan Esterhuizen EVP – Australia	$265,000

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Short-Term Incentive Awards

The second component of NEO compensation is an annual short-term incentive award (“STIA”), typically paid in cash. The STIA is designed to encourage short-term performance by rewarding individuals for their performance against agreed objectives for the year just completed, considering overall Company performance. All executives are eligible for annual STIAs, after considering financial management and attainment of certain corporate objectives and personal objectives. STIAs paid during the current fiscal year are for performance achieved against objectives set for the previous fiscal year. All awards are at the discretion of the Compensation Committee and the Board.

STIAs paid in cash during calendar 2024 are included in the Annual Incentive Plans section of the Summary Compensation Table – Named Executive Officers.

Long-Term Incentive Plan

The third component of NEO compensation is the granting of options to purchase Shares of the Company (“Options”) and the granting of PSUs (as defined below) or RSUs (as defined below) under the 2023 Omnibus Long-Term Incentive Plan dated June 8, 2023 (“2023 LTIP”). The Compensation Committee or the Board may grant Options, PSUs and RSUs, or any combination thereof, on an annual basis to executive officers.

The 2023 LTIP is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to reinforce commitment to long-term growth in Shareholder value. The Board believes that the 2023 LTIP aligns the interests of the NEOs and the Board with Shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s Shares.

Performance Graph

The following performance graph shows the total shareholder return over the period from May 25, 2020 (the date the Shares were originally listed on the TSX Venture Exchange) to December 31, 2024 (expressed in Canadian dollars) for Shares compared to the VanEck Junior Gold Miners ETF. The graph and table below show what a C$100 investment made in Shares and the VanEck Junior Gold Miners ETF as of May 25, 2020, would be worth at the end of every year up to and including December 31, 2024 following the initial investment.

	May 25, 2020	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024
Vox Royalty Corp.	$100	$100	$116	$105	$92	$113
VanEck Junior Gold Miners ETF (GDXJ)	$100	$117	$90	$77	$82	$92

The Compensation Committee strives to balance operational performance, financial results and total shareholder return when determining NEO compensation. For the period from May 25, 2020, to December 31, 2024, Vox’s total shareholder return has increased by 13%, which excludes returns delivered through dividends to shareholders and share buybacks, and has performed better than the VanEck Junior Gold Miners ETF, which decreased by 8% over the same period. At the same time, from the fiscal year ended December 31, 2020, to the fiscal year ended December 31, 2024, total NEO compensation has gone down by 18% and CEO compensation has decreased by 66%.

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Summary Compensation Table – Named Executive Officers

The following table sets forth all annual and long-term compensation for services for the NEOs for the three most recently completed fiscal years of the Company.

Name and principal position	Year	Salary ($)(1)	Share-based awards ($)(2)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive plans(4)	Long-term incentive plans
Kyle Floyd CEO	2024 2023 2022	480,000 450,000 405,000	600,000 500,000 175,000	- - 175,000(3)	250,000 300,000 250,000	- - -	- - -	- - -	1,330,000 1,250,000 1,005,000
Pascal Attard CFO and Secretary	2024 2023 2022	295,000 275,000 200,000	375,000 325,000 50,000	- - 75,000(3)	130,000 160,000 60,000	- - -	- - -	- - -	800,000 760,000 385,000
Spencer Cole CIO	2024 2023 2022	350,000 320,000 270,000	400,000 325,000 75,000	- - 75,000(3)	150,000 175,000 120,000	- - -	- - -	- - -	900,000 820,000 540,000
Riaan Esterhuizen EVP – Australia	2024 2023 2022	265,000 240,000 200,000	175,000 150,000 50,000	- - 100,000(3)	50,000 100,000 75,000	- - -	- - -	- - -	490,000 490,000 425,000

Notes:

(1)	Base salary each NEO earned during the fiscal year.
(2)

Share-based awards, representing RSUs, are calculated as follows: (i) for 2022 and 2023, using the closing share price per the TSX on the last trading day of the prior calendar year and the closing foreign exchange rate per Bank of Canada on the last day of the calendar year, and (ii) for 2024, using the closing share price per the Nasdaq on the last trading day of the prior calendar year.

(3)

The Black-Scholes model is used as the methodology to calculate grant date fair value and relied on the following weighted average assumptions and estimates for 2022 calculations: grant date share price of C$3.48, exercise price of C$4.16, expected stock price volatility of 35.0%, risk free interest rate of 1.25%, assumption of annual rate of dividends of 0%, and expected five-year Option life.

(4)	The amounts in this column represent the cash portion of the annual STIAs paid by the Company during the fiscal year noted.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all Option-Based and share-based awards outstanding at the end of the most recently completed fiscal year (December 31, 2024), including awards granted before the most recently completed fiscal year, to each of the NEOs:

	Option-based Awards				Share-based Awards
Name and Position	Number of securities underlying unexercised Options (#)	Exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of Shares or units of Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Kyle Floyd CEO	306,317	3.25	June 30, 2026	27,675	145,631	342,090	297,700
Pascal Attard CFO and Secretary	79,415	3.25	June 30, 2026	7,175	91,020	213,807	438,573
	103,097	4.16	March 9, 2027	Nil
Spencer Cole CIO	119,123	3.25	June 30, 2026	10,762	99,788	234,404	615,278
	103,097	4.16	March 9, 2027	Nil
Riaan Esterhuizen EVP – Australia	119,123	3.25	June 30, 2026	10,762	42,476	99,777	87,886
	137,463	4.16	March 9, 2027	Nil

Notes:

(1)

“In-the-Money Options” means the excess of the market value of the Shares on December 31, 2024, over the exercise price of the Options. Calculated using the market price for the Company’s Shares on December 31, 2024, of C$3.38 and the closing foreign exchange rate per Bank of Canada on December 31, 2024 of US$1.00=C$1.4389.

(2)	This column reflects RSUs for which the restricted periods have not yet expired (and had not been deferred) as of December 31, 2024, and, as such, these RSUs remain unvested.
(3)	Calculated using the closing price of the Shares on the TSX on December 31, 2024, of C$3.38 and the closing foreign exchange rate per Bank of Canada on December 31, 2024 of US$1=C$1.4389.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each NEO:

Value Vested or Earned for Incentive Plan Awards During 2024

Name and Position	Option-based awards: Value vested during the year ($)(1)	Share-based awards: Value vested during the year ($)(2)	Non-equity incentive plan compensation: Value earned during the year ($)(3)
Kyle Floyd CEO	Nil	678,385	250,000
Pascal Attard CFO	Nil	420,469	130,000
Spencer Cole CIO	Nil	433,460	150,000
Riaan Esterhuizen EVP – Australia	Nil	199,976	50,000

Notes:

(1)

This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date. Calculated using the closing price of the Shares on the TSX on March 9, 2024, of C$2.59, being the date on which Options vested during the year ended December 31, 2024 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.

(2)	Represents the number of Shares vested multiplied by the closing price on the date of vesting converted to $ using the closing foreign exchange rate per Bank of Canada on the date of vesting.
(3)	See details under the heading “Short-Term Incentive Plan” and the disclosure regarding performance scores.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at or in connection with retirement.

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DIRECTOR COMPENSATION

The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. The compensation package for directors is intended to provide a competitive level of remuneration reflective of the responsibilities, accountability, and time commitments of the Board members. Directors are reimbursed for expenses incurred for attending Board meetings. Executive officers of the Company do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such executive officers in their capacity as executive officers. There is no formal policy for the granting of Options, RSU or PSUs to directors. Equity compensation may be granted from time to time upon the recommendation of the Compensation Committee.

Director Fee Structure

For the fiscal year ended December 31, 2024, the non-executive directors received the following compensation:

Component	Amount(1)
Retainer	$123,500
Committee Chair Retainer	$8,000

Note:

(1)	Compensation for 2024 was satisfied by: (i) a semi-monthly cash retainer of $1,605, and (ii) the remainder by way of grant of RSUs.

Committee Membership

The following table sets forth the current committee members and chairs, as well as the proposed committee members and chairs for the following year (assuming each person standing for election as a Director is so elected):

Name	Audit Committee	ESGN	Investment Committee	Compensation Committee
Kyle Floyd	-	√	√	-
Rob Sckalor(1)	√	√	√	√
Alastair W. McIntyre(2)	√	√	√	√
Donovan Pollitt(3)	√	√	√	√
Shannon McCrae	-	√	√	-

Notes:

(1)	Chair of the Audit Committee and Compensation Committee.
(2)	Chair of the Investment Committee.
(3)	Chair of ESGN Committee.

Director Compensation Table

Set out below discloses the particulars of the compensation provided to the non-executive directors for the fiscal year ended December 31, 2024:

Name	Fees earned ($)(1)	Option-based awards ($)	Share-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rob Sckalor	38,500	-	101,000	-	-	-	139,500
Alastair W. McIntyre	38,500	-	93,000	-	-	-	131,500
Donovan Pollitt	38,500	-	93,000	-	-	-	131,500
Shannon McCrae	22,800	-	50,300	-	-	-	73,100

Notes:

(1)	The amounts in this column represent the cash retainer fee paid by the Company during the fiscal year noted.
(2)	Share-based awards, representing RSUs, are calculated using the closing share price per the Nasdaq on the last trading day of the prior calendar year.

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Director Incentive Plan Awards

A component of the director compensation is equity-based with the award of Options, RSUs and PSUs under the 2023 LTIP. The Board, at its discretion and upon the recommendation of the Compensation Committee, may grant Options, RSUs and PSUs, or any combination thereof, on an annual basis to directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards granted to directors of the Company which are outstanding at the end of the most recently completed fiscal year:

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of Shares or units of Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Rob Sckalor	-	-	-	-	24,515	57,586	-
Alastair W. McIntyre	-	-	-	-	22,573	53,024	225,118
Donovan Pollitt	-	-	-	-	22,573	53,024	83,738
Shannon McCrae	-	-	-	-	14,904	35,010	17,505

Notes:

(1)

“In-the-money Options” means the excess of the market value of the Shares on December 31, 2024, over the exercise price of the Options. Calculated using the market price for the Company’s Shares on December 31, 2024, of C$3.38 and the closing foreign exchange rate per Bank of Canada on December 31, 2024 of US$1.00=C$1.4389.

(2)	This column reflects RSUs for which the restricted periods have not yet expired (and had not been deferred) as of December 31, 2024, and, as such, these RSUs remain unvested.
(3)	Calculated using the closing price of the Shares on the TSX on December 31, 2024, of C$3.38 and the closing foreign exchange rate per Bank of Canada on December 31, 2024 of US$1=C$1.4389.

Value Vested or Earned During 2024

The following table sets forth details of the value vested or earned for all incentive plan awards during 2024:

Value Vested or Earned for Incentive Plan Awards During 2024

Name	Option-based awards: Value vested during the year ($)(1)	Share-based awards: Value vested during the year ($)(2)	Non-equity incentive plan compensation: Value earned during the year ($)(3)
Rob Sckalor	-	136,382	-
Alastair W. McIntyre	-	122,214	-
Donovan Pollitt	-	91,634	-
Shannon McCrae	-	17,505	-

Notes:

(1)

This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date(s). From inception to December 31, 2024, there have been no Options granted to Directors.

(2)	Represents the number of Shares vested multiplied by the closing price on the date of vesting converted to $ using the closing foreign exchange rate per Bank of Canada on the date of vesting.
(3)	See details under the heading “Short-Term Incentive Plan” and the disclosure regarding performance scores.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as of the end of the most recently completed fiscal year:

Plan Category	Number of securities to be issued upon exercise of outstanding Options and grant of RSUs	Weighted- average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by the securityholders	2,655,899	C$3.70	2,409,979
Total	2,655,899	C$3.70	2,409,979

SUMMARY OF MATERIAL TERMS OF SECURITY-BASED COMPENSATION PLANS

Prior Omnibus Long-Term Incentive Plan (2020 Adoption)

The Company’s Omnibus Long-Term Incentive Plan dated May 19, 2020 (“2020 LTIP”) facilitated the granting of “Awards” representing the right to receive one Share (and in the case of restricted share units (“RSUs”), one Share, the cash equivalent of one Share, or a combination thereof) in accordance with the terms of the 2020 LTIP. The following discussion is qualified in its entirety by the text of the 2020 LTIP.

Under the terms of the 2020 LTIP, the Board, or when authorized by the Board, a committee of the Company, had the authority to grant Awards to eligible participants. The Board does not intend to make any further grants under the 2020 LTIP following the adoption of the 2023 LTIP in 2023. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The 2020 LTIP provides appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change to the Shares, consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the 2020 LTIP. In the event that a participant receives Shares in satisfaction of an Award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

Unless the Board determines otherwise, the 2020 LTIP provides that Options will vest as to 1/2 following the first anniversary of the date of such grant, and 1/2 following the second anniversary of the date of such grant. The exercise price of any Option will be fixed by the Board when such Option is granted but shall be no less than the three-day volume weighted average trading price of the Shares on the TSX on the day prior to the date of grant (the “Market Value”). An Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the Option, or such shorter period of time as the Board may determine. The 2020 LTIP will provide that the exercise period shall automatically be extended if the date on which such Option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the 2020 LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary date of their grant. With respect to performance share units (“PSUs”), unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the 2020 LTIP, PSUs will vest subject to performance and time vesting.

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The following table describes the impact of certain events upon the rights of holders of Awards under the 2020 LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	Immediate forfeiture of all vested and unvested Awards.
Resignation

Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion (provided that such Awards expire no later than one year from the effective date of the resignation).

Termination other than for cause

Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement

Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as of the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in-the-money” amounts realized upon exercise of the Options following the retirement date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause or resigns for cause during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the 2020 LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the 2020 LTIP or of any Award granted under the 2020 LTIP and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the 2020 LTIP or as required by applicable laws.

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Current Long-Term Incentive Plan (2023 Adoption)

The 2023 LTIP facilitates the granting of “Awards” representing the right to receive one Share (and in the case of RSUs, one Share, the cash equivalent of one Share, or a combination thereof) in accordance with the terms of the 2023 LTIP.

Under the terms of the 2023 LTIP, the Board, or if authorized by the Board, a committee of the Company, may grant Awards to eligible participants. Eligible participants under the 2023 LTIP are directors, officers, senior executives, consultants, management company employees and other employees of the Company or a subsidiary of the Company, providing ongoing services to the Company and its affiliates. Awards may be granted at any time and from time to time in order to (i) increase participants’ interest in the Company’s welfare; (ii) provide incentives for participants to continue their services; (iii) reward participants for their performance of services; and (iv) provide a means through which the Company may attract and retain people to enter its employment. Participation in the 2023 LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The 2023 LTIP provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change to the Shares, consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the 2023 LTIP. In the event that a participant receives Shares in satisfaction of an Award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

The maximum number of Shares reserved for issuance under the 2023 LTIP (along with any other share-based compensation arrangement) shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares. The maximum number of Shares reserved for issuance under the 2023 LTIP to non-executive directors is 1% of the aggregate number of Shares issued and outstanding from time to time. The aggregate number of Shares (i) issued to insiders under the 2023 LTIP or any other proposed or established share-based compensation arrangement within any one-year period; and (ii) issuable to insiders at any time under the 2023 LTIP or any other proposed or established share-based compensation arrangement, shall in each case not exceed ten (10%) of the aggregate number of issued and outstanding Shares from time to time.

Unless the Board determines otherwise, the 2023 LTIP provides that Options will vest as to 1/2 following the first anniversary of the date of such grant, and 1/2 following the second anniversary of the date of such grant. The exercise price of any Option will be fixed by the Board when such Option is granted but shall be no less than the three-day volume weighted average trading price of the Shares on the TSX on the day prior to the date of grant (the “Market Value”). An Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the Option, or such shorter period of time as the Board may determine. The 2023 LTIP provides that the exercise period shall automatically be extended if the date on which such Option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the 2023 LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary date of their grant. With respect to PSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the 2023 LTIP, PSUs will vest subject to performance and time vesting.

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The following table describes the impact of certain events upon the rights of holders of Awards under the 2023 LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	Immediate forfeiture of all vested and unvested Awards.
Resignation

Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion (provided that such Awards expire no later than one year from the effective date of the resignation).

Termination other than for cause

Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement

Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as of the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in-the-money” amounts realized upon exercise of the Options following the retirement date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause or resigns for good reason during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the 2023 LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the 2023 LTIP or of any Award granted under the 2023 LTIP and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the 2023 LTIP or as required by applicable laws.

The Board may amend the 2023 LTIP or any Award at any time without the consent of a participant; provided that such amendment shall (i) not adversely alter or impair any Award previously granted, except as permitted by the terms of the 2023 LTIP; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to Shareholder approval, where required by law, the requirements of The Nasdaq Stock Market LLC (“Nasdaq”), the TSX or the 2023 LTIP; provided, however, that Shareholder approval shall not be required for the following amendments and the Board may make any changes, which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, inconsistency, defective provision, error or omission in the 2023 LTIP;
•

changes that alter, extend or accelerate the terms of exercise, vesting or settlement applicable to any Award (subject to TSX prior approval if in respect of Options granted to persons who provide investor relations activities);

•	a change to the eligible participants, except any material expansion of the class of eligible participants, or assignability provisions under the 2023 LTIP,
•	any amendment regarding the effect of termination of a participant’s employment or engagement;
•	any amendment to add or amend provisions relating to the granting of cash-settled Awards, provision of financial assistance or clawbacks;
•	any amendment regarding the administration of the 2023 LTIP;
•	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body; and
•	any other amendment that does not require the approval of the Shareholders,

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provided that the alteration, amendment or variance does not:

•	increase the maximum number of Shares issuable under the 2023 LTIP, other than pursuant to the adjustment provisions;
•	reduce the exercise price of any Award held by an insider of the Company other than pursuant to the adjustment provisions;
•

materially increase in benefits to participants, including any material change to: (i) permit a repricing (or decrease in exercise price) of outstanding Options, (ii) reduce the price at which Shares or Options to purchase shares may be offered, or (iii) extend the duration of the 2023 LTIP;

•	expand the types of Awards provided under the 2023 LTIP;
•	introduce non-employee directors as eligible participants on a discretionary basis or increases the existing limits imposed on non-employee director participation;
•	remove or exceed the insider participation limit; or
•	amend the amendment provisions of the 2023 LTIP.

No such amendment to the 2023 LTIP shall cause the 2023 LTIP in respect of RSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision.

Termination and Change of Control Benefits

Pursuant to an employment agreement dated May 12, 2020 (as amended) with the CEO and Chairman, Mr. Kyle Floyd upon being terminated without cause, Mr. Floyd will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Floyd Earned Amount”) in addition to severance pay equal to 12 months of Mr. Floyd’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Floyd would be entitled to during that fiscal year and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. Any outstanding equity compensation that would have vested over the 12-month notice period required pursuant to the termination without cause will automatically vest. This accelerated vesting includes any performance milestone‑based equity compensation. In the event of termination with cause, the company will pay the employee the Floyd Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested Options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Floyd Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. In the event of termination as a result of death, the company will pay the Floyd Earned Amount, any pro-rated, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, severance pay equal to 12 months of the employee’s base salary, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested Options or share units will immediately vest. All unexercised Options or share units will expire on the earlier of 180 days after the death or the expiry date of such Options or share units. Where there is a change of control of the Company and the employment of Mr. Floyd is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Floyd will be entitled to 2 years of base salary at the time of termination, 200% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All 2020 LTIP and 2023 LTIP awards shall vest immediately prior to the change of control event.

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Pursuant to an employment agreement dated June 1, 2020 (as amended) between the Company and Mr. Pascal Attard, upon being terminated without cause, Mr. Attard will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Attard Earned Amount”) in addition to severance pay equal to six months of Mr. Attard’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Attard would be entitled to during that fiscal year and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. In the event of termination with cause, the Company will pay the employee the Attard Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested Options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Attard Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. In the event of termination as a result of death, the company will pay the Attard Earned Amount, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested Options or share units will immediately vest. All unexercised Options or share units will expire on the earlier of 180 days after the death or the expiry date of such Options or share units. Where there is a change of control of the Company and the employment of Mr. Attard is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Attard will be entitled to 1.5 years of base salary at the time of termination, 150% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All 2020 LTIP and 2023 LTIP awards shall vest immediately prior to the change of control event.

Pursuant to an employment agreement dated March 27, 2020 (as amended) between the Company and Mr. Spencer Cole, upon Mr. Cole being terminated without cause, Mr. Cole will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon, any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Cole Earned Amount”)) in addition to severance pay equal to three months of Mr. Cole’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Cole Earned Amount. Where there is a change of control of the Company and the employment of Mr. Cole is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Cole will be entitled to 1.5 years of base salary at the time of termination, 150% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All 2020 LTIP and 2023 LTIP awards shall vest immediately prior to the change of control event.

Pursuant to an employment agreement dated March 27, 2020 (as amended) between the Company and Mr. Riaan Esterhuizen, upon Mr. Esterhuizen being terminated without cause, Mr. Esterhuizen will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon, any reimbursable expenses incurred by the Employee and any other required compensation payable pursuant to applicable law (the “Esterhuizen Earned Amount”)) in addition to severance pay equal to three months of Mr. Esterhuizen’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Esterhuizen Earned Amount. Where there is a change of control of the Company and the employment of Mr. Esterhuizen is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Esterhuizen will be entitled to one year of base salary at the time of termination, 100% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All 2020 LTIP and 2023 LTIP awards shall vest immediately prior to the change of control event.

REPORT ON CORPORATE GOVERNANCE

NI 58-101 requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and management of Vox consider good corporate governance to be an integral part of the effective and efficient operation of publicly-listed corporations. Vox’s approach to corporate governance is set forth below.

Board of Directors Mandate

The Board has adopted a Board of Directors Mandate which is available on the Company’s website at www.voxroyalty.com and is attached to this Circular as Schedule “A”.

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Director Independence

Four of the five directors that have been nominated for election at the Meeting, are considered “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and the corporate governance requirements of the Nasdaq (the “Nasdaq Rules”). Following the Meeting, the only non-independent director will be Kyle Floyd, CEO and Chairman of the Company.

Generally, at the end of each regularly scheduled Audit Committee meeting, the directors hold an in-camera session without management present.

The Board does not have a Chairman independent of management. Kyle Floyd, the Chairman of the Board, is also the Company’s CEO. The Board believes that this structure best reflects the entrepreneurial leadership of the Company. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee and Compensation Committee, each of which is comprised entirely of independent directors, and the Investment Committee and the ESGN Committee, each of which is comprised of majority independent directors.

Other Directorships

For details regarding directorships a director of the Company holds with any other reporting issuer (or the equivalent in a foreign jurisdiction), see the disclosure under the heading “Particulars of Matters to be Acted Upon – Election of Directors” in this Circular.

As some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, the Board must comply with the relevant securities regulatory instruments in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his or her interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Meeting Attendance

The following table summarizes for each of the directors the number of Board and Board committee meetings they attended for the fiscal year ended December 31, 2024.

Director	Board Meetings	Audit Committee Meetings	ESGN Committee Meetings(3)	Investment Committee Meetings	Compensation Committee Meetings
Kyle Floyd	8/8	-	1/1	5/5	-
Rob Sckalor(1)	7/8	4/4	1/1	4/5	1/1
Alastair McIntyre(2)	8/8	4/4	1/1	5/5	1/1
Donovan Pollitt(3)	8/8	4/4	1/1	5/5	1/1
Pascal Attard(4)	6/6	-	1/1	-	-
Shannon McCrae(5)	2/2	-	-	2/2	-

Notes:

(1)	Chair of the Audit Committee and the Compensation Committee for the fiscal year ended December 31, 2024.
(2)	Chair of the Investment Committee for the fiscal year ended December 31, 2024.
(3)	Chair of the ESGN Committee for the fiscal year ended December 31, 2024.
(4)	Pascal Attard did not stand for re-election as a Director of the Company in 2024 and ceased to be a Director on May 30, 2024.
(5)	Shannon McCrae was elected as a Director of the Company on May 30, 2024.

Director Skills and Experience

The Board and the ESGN Committee review the experience, qualifications, and skills of our directors each year to ensure that the composition of the Board and committees and the competencies and skills of the members are in line with the evolving needs of the Company. The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

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The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the current individual directors based on information provided by such individuals. “1” = Minimal or No Experience/Skills; “2” = Somewhat Experienced/Skilled; “3” = Experienced/Skilled:

	Board Skill Matrix, Profile and Committee Membership	Kyle Floyd	Rob Sckalor	Alastair McIntyre	Shannon McCrae	Donovan Pollitt
Experience and Skills	Financial Literacy/Accounting	3	3	3	2	3
	Business Development & Marketing	3	3	3	3	3
	Corporate Governance	3	3	3	3	3
	ESG & Reputation	3	3	3	2	3
	Finance & Capital Markets	3	3	3	2	3
	HR & Compensation	3	3	3	3	3
	Mergers & Acquisitions	3	3	3	2	3
	Mining & Industry Experience	3	3	3	3	3
	Public Company Boards	3	3	3	3	3
	Public Company Senior Management	3	1	3	3	3
	International Markets	3	3	3	1	1
	Risk Management	3	3	3	3	2
Composition	Independence	CEO	✓	✓	✓	✓
	Board Tenure	5	5	5	1	2
	Age	38	63	63	53	44
	Gender	M	M	M	F	M

Orientation and Continuing Education

The Board’s practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and/or in public company matters. The ESGN Committee, in conjunction with the CEO, are responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Company performs many activities to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors. Management of the Company takes steps to ensure that its directors are continually updated as to the latest corporate and securities law developments which may affect the directors as a whole. Management assists directors by providing them with regular updates on relevant developments and other information that management considers to be of interest to the Board.

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Position Descriptions

The Company has not formally developed a position description for the CEO, Chairman of the Board or the Chair of each Board committee. The Board is satisfied that each of the CEO, Chairman of the Board or the Chair of each Board committee are fully aware of their responsibilities and those matters which are within their mandates. Members of the Board meet regularly with the CEO to discuss the activities of the Company, the direction of the Company and role and responsibilities of the CEO. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. The Board adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees, consultants and suppliers. A copy of the Code is available on the Company’s website at www.voxroyalty.com.

The Board monitors compliance with the Code and management provides regular updates to the Board regarding issues, if any, arising under the Code and the Company’s corporate governance policies. The ESGN Committee reviews the adequacy of the Code on an annual basis.

Under the Business Corporation Act (Ontario) (the “OBCA”), to which the Company is subject, a director or officer of the Company must disclose to the Company, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the OBCA, the director cannot vote on any resolution to approve the contract or transaction and must recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Whistleblower Policy

Under the Company’s Whistleblower Policy (the “Whistleblower Policy”), employees are required to report complaints or concerns including any violations under the Code, questionable accounting, internal accounting controls and auditing matters, potential or actual non-compliance with applicable legal and regulatory requirements, retaliation against employees who previously made a report, a matter likely to receive media or public attention, a matter than involved a significant threat to the health and safety of employees, a matter or a matter that may be judged to be significant or sensitive for other reasons. Any person making a report to the confidential designee under the Whistleblower Policy, who is an individual that is selected by the Audit Committee, currently the general counsel of the Company (the “Confidential Designee”). The Confidential Designee is responsible for assessing and evaluating reports and for conducting investigations. In determining the extent to which the Confidential Designee should investigate a report he or she will consider, among other factors, (i) who is the alleged wrongdoer, (ii) what is the nature of the wrongdoing, (iii) how serious is the alleged wrongdoing and (iv) how credible is the allegation of wrongdoing. All directors, officers, employees, consultants and agents of the Company have an obligation to cooperate and company with any review or investigation initiated by the Confidential Designee pursuant to the Whistleblower Policy.

At the conclusion of any review, assessment, investigation or evaluation of a report that the Confidential Designee has determined was made in good faith and related to a reportable matter that did occur or was about to occur, the Audit Committee will determine by majority vote (subject to reasonable adjustment for any conflicts relating to a member of the Audit Committee), such as what, if any, remedial action is appropriate. The Audit Committee will promptly inform the Board of such proposed remedial action in a written letter. If a report involves a complaint against the Audit Committee, the Audit Committee will retain independent advisors to provide the Board with their views on the appropriate remedial action.

A copy of the Company’s Whistleblower Policy is available on the Company’s website at  www.voxroyalty.com/corporate/corporate-governance/.

Clawback Policy

Under the Company’s Incentive-Based Compensation Recovery Policy (the “Clawback Policy”), the Company is able to recover erroneously awarded compensation in the event that the Company is required to prepare an accounting restatement. The Clawback Policy applies to all incentive-based compensation received by a person: (a) after October 2, 2023, and beginning service as an executive officer; (b) who served as an executive officer at any time during the performance period for such incentive-based compensation; (c) while the Company had a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the accounting restatement date.

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A copy of the Company’s Clawback Policy is available on the Company’s website at  www.voxroyalty.com/corporate/corporate-governance/.

Investment Committee

The Board’s Investment Committee (the “Investment Committee”) is responsible for: reviewing those proposed investment opportunities either identified by or formally submitted to the Investment Committee for consideration to ensure investment opportunities, meet the investment criteria established by the Board; assisting and advising on the terms of any investment; reviewing and recommending funding for investment opportunities; overseeing legal, technical and “know your client” due diligence on investment opportunities; identifying and managing potential conflicts of interest; making recommendations to the Board; and reviewing the performance and outlook of the Company’s portfolio of assets.

The Board has appointed the Investment Committee, which is currently comprised of Alastair McIntyre (Chair), Rob Sckalor, Donovan Pollitt, Shannon McCrae and Kyle Floyd, the majority of whom are independent directors within the meaning of NI 58-101.

Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the ESGN Committee. In the event of a vacancy, the ESGN Committee is responsible for recommending a person to the Board for appointment as a director. However, the Board may direct the ESGN Committee to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on the Board.

The Board has appointed the ESGN Committee, which is currently comprised of Donovan Pollitt (Chair), Rob Sckalor, Alastair McIntyre, Shannon McCrae and Kyle Floyd, the majority of whom are independent directors within the meaning of NI 58-101.

The charter of the ESGN Committee sets out that with respect to nomination and governance related matters the committee shall make such rules and regulations as may be necessary to carry out its responsibilities, which will include the following: (i) helping the Board to create and maintain an appropriate committee structure; (ii) assessing the skills, experience, and backgrounds necessary to effectively staff the Board and its committees; (iii) overseeing the development and updating of governance and ethics policies for the Company; (iv) providing oversight with respect to the Company’s policies and programs for environmental, social, governance and sustainability matters; (v) leading the Board in periodic assessments of the operation of the Board and its committees and the contributions of the members; and (vi) overseeing the development and monitoring of the implementation of corporate governance policies.

The Board believes that the fact that 80% of its members are independent directors is sufficient to ensure an objective nomination process in respect of the election of directors.

As part of the Board’s and ESGN Committee’s 2025 review of corporate governance matters, the Board intends to consider the reformulation of the ESGN Committee and Compensation Committee into one, fully-independent committee.

Copies of the ESGN Committee Charter and Compensation Committee Charter are available on the Company’s website at www.voxroyalty.com.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Company has achieved a satisfactory turnover of directors over its history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

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Policies Regarding Representation of Women

The Company does not have a formal policy with respect to the representation of women on the Board. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making process. Establishing and implementing a policy regarding female representation on the Board will be an element that the Company will take into consideration going forward. As at the date hereof and during the year ended December 31, 2024, the Board of the Company has one woman (Shannon McCrae). Shannon McCrae is standing for re-election to the Board at the Meeting. The Board is committed to increasing the number of women on the Board as turnover occurs from time to time, taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.

In general, the Board aspires to continuously improving the diversity of the Board and the Company’s management team. While the Board has not adopted any formal diversity policies and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Company’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Company believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Company recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Company’s strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board will have the responsibility to take gender into consideration as part of its overall recruitment and selection process in respect of the Board. Accordingly, when searching for new directors, the Board will consider the level of women representation on the Board and, where appropriate, will recruit qualified women candidates as part of the Company’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise. Shannon McCrae has been on the Board since May 30, 2024, and is standing for re-election at the Meeting.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Company will consider and be sensitive to the representation of women when making executive officer appointments. However, considering the relatively small number of positions in question, the Company refrains from setting targets for the representation of women among its executive officers. It is important that each individual appointed as an executive officer be considered on the individual’s merits and on the needs of the Company at the relevant time. Targets based on specific criteria could limit the Company’s ability to appoint the individual who is the best qualified for the position. As of December 31, 2024, there were no women occupying an executive officer position with the Company. The Company remains committed to monitoring the gender diversity of its executive officers going forward.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted a measurable objective for achieving gender diversity on the Board or in executive officer positions. The Company will consider establishing measurable objectives and targets as it further develops.

AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard, the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls over financial reporting. The Audit Committee also assists the Board with the oversight of financial strategies and risk management.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board.

The current members of the Audit Committee are Rob Sckalor (Chair), Alastair McIntyre and Donovan Pollitt. In addition to all of the Audit Committee members being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110. In addition, each member of the Audit Committee satisfies the Nasdaq Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Each Audit Committee member meets the requirement of financial literacy as prescribed by the appropriate regulatory bodies. Specifically, at least one member of the Audit Committee shall be an “audit committee financial expert,” as defined by SEC rules and meet any Nasdaq requirement for finance, accounting or comparable experience or background. Rob Sckalor is the Company’s audit committee financial expert.

Further disclosure concerning the Company’s Audit Committee, as required pursuant to section 5.1 of NI 52-110 can be found under the heading “Audit Committee” in its most recent AIF, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the fiscal year ended December 31, 2024, was a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, was indebted to the Company or any of its subsidiaries during the fiscal year ended December 31, 2024 or as of the date of this Circular in connection with security purchase programs or other programs.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Company or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Company has participated since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or will materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the fiscal year ended December 31, 2024 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, other than the election of directors.

NASDAQ CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined under the Nasdaq Listing Rules. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects. The manner in which the Company’s corporate governance practice differs from the Nasdaq corporate governance requirements is described in the Company’s Nasdaq Corporate Governance disclosure, which can be viewed on the Company’s website at https://www.voxroyalty.com/_resources/governance/Nasdaq-Statement-of-Corporate-Governance-Differences.pdf?v=0405.

SHARE REPURCHASE PLAN

On March 18, 2024, the Company approved a share repurchase plan under Section 10b5-1 of the Securities Exchange Act of 1934, as amended. Under the terms of the 2024 share repurchase plan, the Company was permitted to repurchase for cancellation, up to $1.5 million of Shares. Repurchases are only permitted to be made through the facilities of the Nasdaq or any alternative open market in the United States, as applicable, during the period from March 18, 2024, to March 18, 2025.

The Company did not repurchase any Shares during the period from March 18, 2024, to March 18, 2025.

On March 12, 2025, the Company approved a new share repurchase plan under Section 10b5-1 of the Securities Exchange Act of 1934, as amended. Under the terms of the 2025 share repurchase plan, the Company is permitted to repurchase for cancellation, up to $1.5 million of Shares. Repurchases are only permitted to be made through the facilities of the Nasdaq or any alternative open market in the United States, as applicable, during the period from March 12, 2025, to March 12, 2026.

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ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the 2024 MD&A and Financials. Copies of the 2024 MD&A and Financials may be obtained upon request to the Company by mail to Vox Royalty Corp. at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, Canada.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to Shareholders have been approved by the directors of the Company.

BY ORDER OF THE BOARD

“Kyle Floyd”
Kyle Floyd
Chief Executive Officer and Director
Toronto, Ontario, Canada
March 21, 2025

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SCHEDULE“A”

VOX ROYALTY CORP.

BOARD OF DIRECTORS MANDATE

Appointment and Composition

Directors of Vox Royalty Corp. (“Vox”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Vox Board of Directors (the “Board”). The Executive Chairman of Vox, if any, will act as Chairman of the Board; however, where no person occupies such office, the Board will elect a Chairman of the Board (in either case, the “Chairman”).  The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the policies of the Toronto Stock Exchange, Nasdaq (to the extent required as an MJDS-eligible Foreign Private Issuer) and applicable securities regulatory authorities, as adopted or in force or amended from time to time.  In this regard, at least two of the members of the Board must qualify as “independent” directors in accordance with the polices of the Toronto Stock Exchange and the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Vox.  The Board’s relationship with Vox is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of Vox. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship.  The Board oversees the operations of Vox and supervises its management, which is responsible for the day-to-day conduct of the business.  The Board establishes Vox’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility.  The Board may also discharge its responsibilities by delegating to one or more standing committees from time-to-time, which currently includes the Audit Committee, the Environmental, Social, Governance and Nominating Committee, and the Compensation Committee.  The charter of each standing committee shall prescribe its duties and responsibilities and shall be subject to periodic review by the Board.

In carrying out its responsibilities, the Board shall focus on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)

setting Vox’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Vox;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

(d)	approving the corporate compensation plan, including compensation for the CEO and for individual directors;

(e)	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(f)	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g)	succession planning, including appointing, training, monitoring and terminating senior management;

(h)	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i)	approving annual and interim financial results, MD&A, management proxy circulars and their publication with input in the form of recommendations of the Audit Committee;

(j)	overseeing internal control and management information systems;

(k)	setting up measures for receiving feedback from shareholders;

(l)	overseeing all matter relating to Vox’s legal, regulatory and financial integrity; and

(m)	adopting a system of corporate governance policies and practices, including an annual review.

In addition, the independent directors shall consider and approve the employment, consulting or other compensation arrangements between Vox and any of its directors or senior officers, or between any subsidiary of Vox and any of its directors or senior officers.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. In the event the Chairman is not independent, the independent directors shall appoint an independent lead director who shall be responsible for presiding over meetings of the independent directors.  Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity.  Potential new directors are assessed on their individual qualifications as well as skill and experience in the context of the needs of the Board.  Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about Vox’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit Vox offices when appropriate; and

•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Vox has developed a Corporate Disclosure Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange.  The Board is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Disclosure Policy’s objectives.

Vox’s spokespersons as appointed by the Board from time to time pursuant to the terms of the Disclosure Policy are available to shareholders by telephone and e-mail and Vox maintains extensive material of interest to shareholders and investors on Vox’s web site.

General

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

Last Updated – November 8, 2023